UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Bryan H. Hall

Executive Vice President

Liberty Global Ltd.

1550 Wewatta Street

Suite 1000

Denver, CO 80202

+1.303.220.6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ltd. (formerly known as Liberty Global plc) 98-1750381
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	This amount does not reflect the (A) 20,219,136 Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”) held by various funds affiliated with MHR Fund Management LLC (“MHR”) and Mark H. Rachesky (“Dr. Rachesky”), or (B) 2,500,000 Voting Shares held by a subsidiary of Warner Bros. Discovery, Inc. (formerly known as Discovery, Inc.) (“Discovery”), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 83,564,574 Voting Shares outstanding as of February 5, 2024, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on February 8, 2024.

CUSIP No. 535919401	13D	Page 3 of 15 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount does not reflect the (A) 20,219,136 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 83,564,574 Voting Shares outstanding as of February 5, 2024, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on February 8, 2024.

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed June 30, 2016 (“Amendment No. 1”), Amendment No. 2 filed February 10, 2017 (“Amendment No. 2”), Amendment No. 3 filed September 3, 2019 (“Amendment No. 3”), Amendment No. 4 filed September 6, 2019 (“Amendment No. 4”), Amendment No. 5 filed September 8, 2020 (“Amendment No. 5”) and Amendment No. 6 filed September 18, 2020 (“Amendment No. 6”), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed by Liberty Global Ltd. (formerly known as Liberty Global plc), an exempted company limited by shares organized under the laws of Bermuda (“Liberty Global”), and Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited), a private limited company organized under the laws of England and Wales and a wholly owned subsidiary of Liberty Global (“LGVL” or “LGIL”, and, together with Liberty Global, the “Reporting Persons” and each a “Reporting Person”).

The address of the principal office of Liberty Global is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of the principal office of LGVL is Griffin House, 161 Hammersmith Rd, London W6 8BS, United Kingdom.

Liberty Global operates internationally with its principal business activities being the provision of video, broadband internet, fixed-line telephony and mobile services. LGVL is a wholly owned subsidiary of Liberty Global whose principal business activity is to hold investments as part of Liberty Global’s venture capital business.

During the last five years, neither of the Reporting Persons (a) has been convicted in a criminal proceeding or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth on Schedule I to this Statement, and incorporated herein by reference, are the (a) name, (b) business address, (c) present principal occupation or employment, (d) name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and (e) citizenship, in each case, of each director and executive officer of the Reporting Persons.

During the last five years, to the best of the knowledge of each Reporting Person, none of such Reporting Person’s directors or executive officers (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 15 Pages

The agreement among the Reporting Persons relating to the joint filing of this Statement is included as Exhibit 99.8 to this Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 4,049,972 of the Voting Shares directly. Because LGVL is a direct wholly owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 4,049,972 Voting Shares and share voting and dispositive power over the Voting Shares with LGVL.

The Reporting Persons are required to vote the Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Non-Executive Chairman of the Issuer’s Board (“Dr. Rachesky”)), John C. Malone, chairman of the board of directors of Liberty Global (“Dr. Malone”), Discovery or DLIL (together, the “Other Parties”). As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates. Based on a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2024, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 20,219,136 Voting Shares (approximately 24.2% of the total number of Voting Shares outstanding). Based on a Schedule 13D filed with the SEC on October 2, 2019 by Dr. Malone, Dr. Malone does not beneficially own any Voting Shares. Based on a Schedule 13D filed with the SEC on December 17, 2021 by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.0% of the total number of Voting Shares outstanding).

Page 5 of 15 Pages

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Studios Transactions and Related Agreements

On May 13, 2024, the Issuer consummated a series of transactions (the “Studios Transactions”) pursuant to which the Issuer’s Lions Gate Studios business became a publicly traded company named Lionsgate Studios Corp. (“Studios”) that remains a majority-owned subsidiary of the Issuer.

In connection with the consummation of the Studios Transactions, on May 13, 2024, LGVL and Liberty Global entered into an investor rights agreement with MHR, DLIL, Studios, Discovery and the Seller Funds (the “Studios Investor Rights Agreement”).

The Studios Investor Rights Agreement provides that (1) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 10,000,000 Shares in the aggregate, Studios will include one designee of Liberty Global and one designee of Discovery on its slate of director nominees for election to the board of directors of Studios (the “Studios Board”) at each future annual meeting of Studios’ shareholders and (2) for so long as Liberty Global and Discovery and their respective controlled affiliates beneficially own at least 5,000,000, but less than 10,000,000, Shares in the aggregate, Studios will include one designee of Liberty Global and Discovery, collectively, on its slate of director nominees for election to the Studios Board at each future annual meeting of Studios’ shareholders, selected by (a) Liberty Global, if Liberty Global and its controlled affiliates exceed such 5,000,000-Share threshold but Discovery and its controlled affiliates do not, (b) Discovery, if Discovery and its controlled affiliates exceed such 5,000,000-Share threshold but Liberty Global and its controlled affiliates do not, and (c) Liberty Global and Discovery, jointly, if neither Liberty Global nor Discovery (together with their respective controlled affiliates) exceeds such 5,000,000-Share threshold. The initial designee of Liberty Global is Michael T. Fries, President and Chief Executive Officer of Liberty Global.

Page 6 of 15 Pages

The Studios Investor Rights Agreement further provides that (1) for so long as funds affiliated with MHR beneficially own at least 10,000,000 Shares in the aggregate, Studios will include three designees of MHR (at least one of whom will be an independent director and will be subject to approval of the Studios Board) on its slate of director nominees for election at each future annual meeting of Studios’ shareholders and (2) for so long as funds affiliated with MHR beneficially own at least 5,000,000, but less than 10,000,000, Shares in the aggregate, Studios will include one designee of MHR on its slate of director nominees for election at each future annual meeting of Studios’ shareholders.

Under the Studios Investor Rights Agreement, Studios has also agreed to provide Liberty Global, Discovery and MHR with certain pre-emptive rights on common shares of Studios (“Studios Shares”) (or securities that are convertible or exercisable into or exchangeable for Studios Shares) that Studios may issue in the future for cash consideration. Liberty Global and Discovery have agreed that if they or any of their respective controlled affiliates sell or transfer any Studios Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Studios Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Studios Shares, any such transferee will be required to agree to the transfer and certain other provisions set forth in the Investor Rights Agreement, subject to certain exceptions.

The foregoing description of the Studios Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Studios Investor Rights Agreement, which is included as Exhibit 99.11 to this Statement and incorporated herein by reference.

In connection with the execution of the Studios Investor Rights Agreement, on May 13, 2024, the Issuer, Studios, LGVL, DLIL, MHR, Liberty Global, Discovery and the Seller Funds entered into an amendment to the Voting and Standstill Agreement (the “Studios Voting Amendment”).

Pursuant to the Studios Voting Amendment, Liberty Global, Discovery and MHR have agreed that for so long as any of them have the right to nominate at least one representative to the Studios Board, each of them will vote any Studios Shares owned by them and their respective controlled affiliates in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement. In addition, the Issuer agreed to vote the Studios Shares owned by the Issuer in favor of the designees of Liberty Global, Discovery and MHR to the Studios Board.

Pursuant to the Studios Voting Amendment, Liberty Global and Discovery have also agreed to vote, in any vote of Studios’ shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving Studios or any of Studios’ subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), any Studios Shares beneficially owned by them and their respective controlled affiliates in excess of 18.5% of Studios’ outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery and their respective affiliates.

Page 7 of 15 Pages

Liberty Global and Discovery have agreed that if they or any of their respective controlled affiliates sell or transfer any Studios Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Studios Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Studios Shares, any such transferee will be required to agree to the voting provisions set forth in the Voting and Standstill Agreement, subject to certain exceptions.

The foregoing description of the Studios Voting Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Studios Voting Agreement and the Voting and Standstill Agreement, which are included as Exhibits 99.12 and 99.6, respectively, to this Statement and incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).
99.2	PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
99.5	Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.6	Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

Page 8 of 15 Pages

99.7	Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGVL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9	Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).
99.10	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).
99.11	Investor Rights Agreement, dated as of May 13, 2024, among MHR, LGVL, DLIL, Studios, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).
99.12	Amendment to Voting and Standstill Agreement, dated as of May 13, 2024, among the Issuer, Studios, the Seller Funds, LGVL, DLIL, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).

Page 9 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2024	Liberty Global Ltd.

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General Counsel and Secretary

Liberty Global Ventures Limited

/s/ Jeremy Evans
Name:	Jeremy Evans
Title:	Director

Page 10 of 15 Pages

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY GLOBAL

The name, citizenship, business address, and present principal occupation or employment of each of the executive officers and directors of Liberty Global are set forth below.

Executive Officers of Liberty Global Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Charles H.R. Bracken	Executive Vice President and Chief Financial Officer (Principal Financial Officer) of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United Kingdom
Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Enrique Rodriguez	Executive Vice President and Chief Technology Officer of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Andrea Salvato	Executive Vice President and Chief Development Officer of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United Kingdom

Directors of Liberty Global Ltd.

Name	Present Principal Occupation	Business Address	Citizenship
John C. Malone	Chairman of the board of directors of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Andrew J. Cole	Executive Chairman of Glow Services Corp., a private company that operates as a full service provider of handset and home device financing for wireless carriers and cable companies	1550 Wewatta Street Suite 1000 Denver, CO 80202	United Kingdom
Miranda Curtis	Retired President of Liberty Global Japan	1550 Wewatta Street Suite 1000 Denver, CO 80202	United Kingdom
Marisa Drew	Chief Sustainability Officer of Standard Chartered Bank, an international cross-border bank	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States

Page 11 of 15 Pages

Name	Present Principal Occupation	Business Address	Citizenship
Paul A. Gould	Managing Director of Allen & Company, LLC, an investment banking and financial advisory firm	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Richard R. Green	Retired President and Chief Executive Officer of Cable Television Laboratories, Inc., a non-profit cable television industry research and development consortium	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Larry E. Romrell	Retired Executive Vice President, Tele-Communications, Inc., a telecommunications company that was later acquired by AT&T	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Daniel Sanchez	Retired lawyer in private practice, formerly representing individual and business clients in a variety of non-litigation areas	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
J. David Wargo	President of Wargo & Company, Inc., a private company specializing in investing in the communications industry	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States
Anthony G. Werner	Retired Senior Technology Advisor of Comcast Corporation, a telecommunications and media conglomerate	1550 Wewatta Street Suite 1000 Denver, CO 80202	United States

Page 12 of 15 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF LGVL

The name, business address, and present principal occupation or employment of each of the executive officers and directors of LGVL are set forth below.

Executive Officers of Liberty Global Ventures Limited

None.

Directors of Liberty Global Ventures Limited

Name	Present Principal Occupation	Business Address	Citizenship
Jeremy Evans	Deputy General Counsel and Assistant Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Nicholas Marchant	Managing Director, Treasury of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Andrea Salvato	Executive Vice President and Chief Development Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).
99.2	PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
99.5	Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.6	Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.7	Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGVL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9	Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).
99.10	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 14 of 15 Pages

99.11	Investor Rights Agreement, dated as of May 13, 2024, among MHR, LGVL, DLIL, Studios, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).
99.12	Amendment to Voting and Standstill Agreement, dated as of May 13, 2024, among the Issuer, Studios, the Seller Funds, LGVL, DLIL, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (file number 333-278849) filed by Studios on May 14, 2024).

Page 15 of 15 Pages